

Mail Stop 3628

March 29, 2007

VIA FACSIMILE: (213) 621-5396

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071

Re: Springhill Lake Investors Limited Partnership
        Schedule 13E-3 – File No. 5- 43379 filed March 12, 2007
        Schedule 14D-9 - File No. 5- 43379 filed March 12, 2007
        Schedule TO-T - File No. 5-43379 filed March 12, 2007

Dear Mr. Freidman:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. Please explain why Springhill Lake Investors Limited Partnership has not been identified as a bidder in the Offer and a filing person in the going private transaction. For guidance, we refer you to Section II.D of the Current Issues Outline dated November 14, 2000 available on our website at **www.sec.gov**. Provide a similar analysis for OP Property Management, LLC.

Offer to Purchase

2. The information required by Items 7, 8, and 9 of Schedule 13E-3 should be set forth in full in a Special Factors section immediately following the summary term sheet. Refer to Rule 13e-3(e)(1)(ii) and General Instruction E to Schedule 13E-3.

Summary Term Sheet, page 1

Termination of Registration, page 1

3. Please expand your disclosure to explain the legal impact of your failure to prorate in the 2000 offer.

4. We note your statement that "the partnership intends to terminate registration." Please explain the circumstances in which the offer would be consummated and you would fail to deregister. In addition, please clarify what the filing persons intentions are if a condition is triggered and the offer is not consummated.

Risk Factors, page 4

5. Please expand the third bullet point on page four to explain in greater detail the status of the potential redevelopment.

6. Please expand the disclosure on page five to discuss the frequency of AIMCO's engaging in the sale of properties during or shortly after conducting a tender offer for partnership units. In addition, quantify the disparity between the offer prices and the sale prices.

7. Please expand the "conflicts of interest" risk factor on page five to explain the nature of the conflicts and the risks presented by the conflicts of interest.

8. Please revise the second risk factor on page six to quantify the fees discussed. Please expand your disclosure to explain the relevance of the second sentence.

9. Please expand the last bullet point on page six to clarify the risk that your control presents with respect to the offer.

Special Factors, page 8

Valuation of Units, page 8

10. Please expand your disclosure to identify each factor that impacted the current market capitalization rate and how the factor impacted the determination of the capitalization rate. In that regard, it is unclear how the capitalization rate was derived.

11. Please explain the projection underlying $15,600,000 estimated annual property income. In addition, please explain why an annualized rate based on projections for 2007 was deemed to be appropriate.

12. Please expand your disclosure to explain how applying a capitalization rate of 5.5% to the $13,442,250 net property income resulted in the estimated gross property value of $245,000,000.

   Background of the Offer-General, page 13

13. Please expand your disclosure to explain why the company did not take action with respect to its failure to appropriately prorate the offer and comply with Rule 13e-3 prior to 2007.

14. We note that your Schedule 13E-3 refers to this section to satisfy the Item 1013(a) of Regulation M-A disclosure obligations. We are unable to locate disclosure which addresses the filing persons' purposes for undertaking the offer. Please revise to provide a detailed discussion of the purposes of the offer. Similarly we are unable to locate disclosure complying with Item 1013(c) of Regulation M-A.

   Alternatives Considered by Your Managing General Partner, page 13

15. We note your limitation of the discussion here and elsewhere in the document to the Managing General Partner and "us." Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person. Please carefully review your disclosure and ensure that you have included the required disclosure for each filing person.

16. Revise your alternatives section to clearly disclose why each alternative was rejected. Refer to Item 1013(b) of Regulation M-A.

   Liquidation, page 14

17. The disclosure required by Item 1013 should appear in the "Special Factors" Section of the document rather than be cross-referenced. Please revise accordingly. In addition, please explain in detail why each filing person believes the present time may not be the most desirable time to sell the residential real estate assets. In that regard, the information currently cross-referenced is unclear.

   Alternative Transactions Considered by Us, page 14

18. Your current disclosure is unclear. The statement that "we have decided to proceed with this offer" does not address any alternative courses of action, such as maintaining the status quo, which were considered.

Material Federal Income Tax Matters, page 14

19. Please be advised that you are required to discuss the material tax consequences of the offer. Please identify each instance where the "determinations of fact," "interpretations of complex provisions," or lack of "clear precedent or authority" renders your discussion subject to doubt. Please explain in detail the nature of the uncertainty and how such uncertainty affects the tax discussion.

Effects of the Offer, page 16

20. Item 1013(d) of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the company, each filing person and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. Please revise this section to provide the required disclosure.

Position of the Managing General Partner of Your Partnership with Respect to the Offer, page 17

21. We are unable to locate disclosure attempting to comply with Item 1014 of Regulation M-A from the subject company. Please advise.

22. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail, including quantification where appropriate. Revise the fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in sufficient detail. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. In addition, please expand your disclosure to explain in greater detail why the managing general partner believes there is no distinction between going concern and liquidation value.

23. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of some of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).

24. Your disclosure should specifically address what consideration the managing general partner gave to the various conflicts addressed in the subsequent section.

25. Please expand your disclosure to explain in greater detail why the managing general partner believes the transaction is procedurally fair give the absence of procedural safeguards. In addition, given the substantial nature of the conflicts, please provide enhanced disclosure explaining why the managing general partner did not believe the procedural protections set forth in Items 1014(c)-(e) were appropriate.

26. We note your reference to the appraisal provided by IRR. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. If the IRR appraisal was not relied upon, please explain why.

Conditions of the Offer, page 9

27. We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances giving rise to them." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

28. We note that any determination you make will be "final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- that filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions please contact me at (202) 551-3345 or by facsimile at (202) 772-9203.

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions